SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*



                    Vivid Technologies, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           928538 10 7
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above
  Persons (Entities Only)

     Jay A. Stein

2 Check the Appropriate Box if a Member of a Group (See
  Instructions)

                                        (a)  [_]
     N/A                                (b)  [_]

3 SEC Use Only


4 Citizenship or Place of Organization

     U.S.
              5   Sole Voting Power

 Number of           501,471 shares
   Shares     6   Shared Voting Power
Beneficially
  Owned by           263,029 shares
    Each      7   Sole Dispositive Power
 Reporting
Person With          501,471 shares
              8   Shared Dispositive Power

                     263,029 shares

9  Aggregate Amount Beneficially Owned by Each Reporting Person

      764,500 shares

10 Check if the Aggregate Amount in Row (9) Excludes Certain
   Shares (See Instructions)
                                         [_]
      N/A

11 Percent of Class Represented by Amount in Row (9)

      8.0%

12 Type of Reporting Person (See Instructions)

      IN

Item 1.

     (a)  Name of Issuer

          Vivid Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          10E Commerce Way
          Woburn, Massachusetts  01801

Item 2.

     (a)  Name of Person Filing

          Jay A. Stein

     (b)  Address of Principal Business Office or, if None, Residence

          c/o Hologic, Inc.
          590 Lincoln Street
          Waltham, Massachusetts  02154

     (c)  Citizenship

          U.S.

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          928538  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.  Ownership

     As of December 31, 1997, the undersigned was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange Act")) of over five percent of the outstanding shares of Common Stock of Vivid Technologies, Inc. The following information is provided as of December 31, 1997:

     (a)  Amount Beneficially Owned

          764,500 shares of Common Stock, comprised of 762,000 shares and 2,500 shares issuable pursuant to presently exercisable warrants. Includes 72,000 shares held by the undersigned as Trustee and 191,029 shares held by Mr. Charles T. O'Neill as Trustee of the Jay A. Stein 1996 Retained Annuity Trust.

          The undersigned disclaims beneficial ownership of the 72,000 shares held by the undersigned as Trustee. In accordance with Rule 13d-4 under the Exchange Act, the filing of this Schedule 13G shall not be construed as an admission that the undersigned is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 72,000 shares held by the undersigned as Trustee.

     (b)  Percent of Class

          8.0% of the outstanding shares of Common Stock

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               501,471 shares

          (ii) shared power to vote or to direct the vote

               263,029 shares

          (iii) sole power to dispose or to direct the disposition of

               501,471 shares

          (iv) shared power to dispose or to direct the disposition of

               263,029 shares

Item 5.  Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     As described above in Item 4.(a), the undersigned holds 72,000 shares of Common Stock as Trustee for the benefit of other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date:  February 11, 1998


                              /s/ Jay A. Stein
                              Jay A. Stein